UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 3, 2017

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2017 to 31 March 2017

3 May 2017

Novo Nordisk increased reported operating profit by 10% in the first three months of 2017

Sales increased by 5% measured in Danish kroner

Sales increased by 5% in Danish kroner and by 3% in local currencies to DKK 28.5 billion.

•	Sales of Tresiba® increased by 174% to DKK 1.5 billion (166% in local currencies).
•	Sales of Victoza® increased by 25% to DKK 5.8 billion (22% in local currencies).
•	Sales of Saxenda® increased by 122% to DKK 0.5 billion (110% in local currencies)
•	Sales in North America Operations increased by 5% (2% in local currencies).
•	Sales in International Operations increased by 4% (4% in local currencies).

Sales within diabetes and obesity care increased by 13% to DKK 23.8 billion (11% in local currencies). Sales within biopharmaceuticals declined by 24% to DKK 4.7 billion (25% in local currencies), primarily reflecting an impact from rebate adjustments in Q1 2016 and a recent introduction of a generic version of Vagifem®, both in the USA.

Operating profit increased by 10% reported in Danish kroner and by 6% in local currencies to DKK 13.5 billion.

Net profit increased by 7% to DKK 10.2 billion. Diluted earnings per share increased by 9% to DKK 4.06.

In the first quarter of 2017, Fiasp®, fast-acting insulin aspart, received marketing authorisation from the European Commission as well as approvals in Norway, Iceland and Canada. Fiasp® has now been launched in the first European countries as well as Canada. Furthermore, Novo Nordisk resubmitted the New Drug Application for fast-acting insulin aspart in the USA following the Complete Response Letter received in October 2016.

In May, Novo Nordisk received approval from the EU commission for the label update of Tresiba® based on data from the SWITCH trials, demonstrating a clinically relevant reduction in hypoglycaemia compared with insulin glargine U100.

In March, Novo Nordisk received positive opinion from the European Medicines Agency for the recommendation of a marketing authorisation for Refixia® (nonacog beta pegol, N9-GP) for the treatment of haemophilia B.

As of 1 July 2017, Lars Green will be appointed executive vice president and head of Business Services and Compliance.

For 2017, reported sales growth is now expected to be 1-4% measured in Danish kroner, now reflecting a positive currency impact of 1 percentage point. Reported operating profit growth is now expected to be 0-4% measured in Danish kroner, now reflecting a positive currency impact of 1 percentage point.

Lars Fruergaard Jørgensen, president and CEO: “With the performance in the first three months, we are well on track towards our targets for 2017. Sales were driven by our new, innovative products within diabetes and obesity care, and we are seeing the effects of our cost control initiatives, enabling us to invest in future growth opportunities.”

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR no: 24 25 67 90
Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 2 of 31

ABOUT NOVO NORDISK

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 42,000 people in 77 countries, and markets its products in more than 165 countries. Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com

CONFERENCE CALL DETAILS

On 3 May 2017 at 13.00 CEST, corresponding to 7.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’. Presentation material for the conference call will be available approximately one hour before on the same page.

WEBCAST DETAILS

On 4 May 2017 at 14.15 CEST, corresponding to 8.15 am EDT, management will give a presentation to institutional investors and sell-side analysts in London. A webcast of the presentation can be followed via a link on novonordisk.com, which can be found under ‘Investors’. Presentation material for the webcast will be made available on the same page.

FINANCIAL CALENDAR

9 August 2017	Financial Statement for first six months of 2017
1 November 2017	Financial Statement for first nine months of 2017
1 February 2018	Financial Statement for 2017

CONTACTS FOR FURTHER INFORMATION

Media:
Katrine Sperling	+45 3079 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 267 809 7552	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Further information about Novo Nordisk is available on novonordisk.com.

Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 3 of 31

LIST OF CONTENTS

FINANCIAL PERFORMANCE		4
Consolidated financial statement for the first three months of 2017		4
Sales development		5
Diabetes and obesity care, sales development		6
Biopharmaceuticals, sales development		11
Development in costs and operating profit		11
Financial items (net)		12
Capital expenditure and free cash flow		12
OUTLOOK		13
RESEARCH & DEVELOPMENT UPDATE		14
Diabetes		14
Obesity		16
Biopharmaceuticals		17
SUSTAINABILITY UPDATE		17
EQUITY		18
CORPORATE GOVERNANCE		19
LEGAL MATTERS		19
MANAGEMENT STATEMENT		22
FINANCIAL INFORMATION		23
Appendix 1:	Quarterly numbers in DKK	23
Appendix 2:	Income statement and statement of comprehensive income	24
Appendix 3:	Balance sheet	25
Appendix 4:	Statement of cash flows	26
Appendix 5:	Statement of changes in equity	27
Appendix 6:	Regional sales split	28
Appendix 7:	Key currency assumptions	29
Appendix 8:	Quarterly numbers in USD (additional information)	30
Appendix 9:	Non-IFRS financial measures (additional information)	31

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 4 of 31

FINANCIAL PERFORMANCE

CONSOLIDATED FINANCIAL STATEMENT FOR THE FIRST THREE MONTHS OF 2017

These unaudited consolidated financial statements for the first three months of 2017 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and on the basis of the same accounting policies as were applied in the Annual Report 2016 of Novo Nordisk. Novo Nordisk has adopted all new, amended or revised accounting standards and interpretations (‘IFRSs’) as published by the IASB that are endorsed by the EU and effective for the accounting period beginning on 1 January 2017. These IFRSs have not had a significant impact on the consolidated financial statements for the first three months of 2017. Furthermore, the financial report including the consolidated financial statements for the first three months of 2017 and Management’s review have been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

Amounts in DKK million, except number of shares, earnings per share and full-time equivalent employees.

PROFIT AND LOSS DKK million	Q1 2017	Q1 2016	% change Q1 2016 to Q1 2017
Net sales	28,452	27,212	5%
Gross profit	24,201	22,978	5%
Gross margin	85.1%	84.4%

Sales and distribution costs	6,787	6,741	1%
Percent of sales	23.9%	24.8%

Research and development costs	3,289	3,304	0%
Percent of sales	11.6%	12.1%

Administrative costs	913	908	1%
Percent of sales	3.2%	3.3%

Other operating income, net	278	284	(2%)
Operating profit	13,490	12,309	10%
Operating margin	47.4%	45.2%

Financial items (net)	(486)	(356)	37%
Profit before income taxes	13,004	11,953	9%

Income taxes	2,848	2,498	14%
Effective tax rate	21.9%	20.9%

Net profit	10,156	9,455	7%
Net profit margin	35.7%	34.7%
OTHER KEY NUMBERS
Depreciation, amortisation and impairment losses	708	624	13%
Capital expenditure (tangible assets)	1,604	1,091	47%

Net cash generated from operating activities	12,098	7,475	62%
Free cash flow	10,400	6,359	64%

Total assets	94,213	82,368	14%
Equity	40,301	37,284	8%
Equity ratio	42.8%	45.3%

Average number of diluted shares outstanding (million)	2,500.0	2,550.1	(2%)
Diluted earnings per share / ADR (in DKK)	4.06	3.71	9%

Full-time equivalent employees end of period	41,636	41,571	0%

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 5 of 31

SALES DEVELOPMENT

Sales increased by 5% measured in Danish kroner and by 3% in local currencies. Sales growth was realised within diabetes and obesity care with the majority of growth originating from Victoza®, Tresiba®, NovoRapid® and Saxenda®, partly offset by declining sales of Levemir®. Sales within biopharmaceuticals declined, reflecting lower sales of human growth disorder products, NovoSeven® and Other Biopharmaceuticals.

Sales split per therapy The diabetes and obesity care segment	Sales Q1 2017 DKK million	Growth as reported	Growh in local currencies	Share of growth in local currencies
New-generation insulin	1,692	170%	163%	129%
- Tresiba ®	1,491	174%	166%	115%
- Xultophy ®	103	119%	121%	7%
- Ryzodeg ®	95	179%	168%	7%
Modern insulin	12,092	3%	2%	28%
- NovoRapid ®	5,314	15%	13%	76%
- Levemir ®	4,012	(9%)	(10%)	(57%)
- NovoMix ®	2,766	3%	3%	9%
Human insulin	2,602	(5%)	(4%)	(13%)
Total insulin	16,386	9%	8%	144%
Victoza®	5,750	25%	22%	127%
Other diabetes care 1)	1,086	(4%)	(4%)	(6%)
Total diabetes care	23,222	12%	10%	265%
Obesity (Saxenda®)	539	122%	110%	34%
Diabetes and obesity care total	23,761	13%	11%	299%
The biopharmaceuticals segment
Haemophilia 2)	2,576	(9%)	(11%)	(39%)
- NovoSeven ®	2,311	(12%)	(13%)	(44%)
- NovoEight ®	229	24%	22%	5%
Human growth disorders	1,646	(32%)	(33%)	(100%)
Other biopharmaceuticals 3)	469	(50%)	(51%)	(60%)
Biopharmaceuticals total	4,691	(24%)	(25%)	(199%)
Total sales	28,452	5%	3%	100%

1) Primarily NovoNorm®and needles.

2) Comprises NovoSeven®, NovoEight® and NovoThirteen®.

3) Primarily Vagifem® and Activelle®.

Both International Operations and North America Operations contributed to sales growth with 66% and 34% respectively. Within International Operations, the main growth contributors were Region Europe, Region China and Region Japan & Korea, partly offset by Region AAMEO (Africa, Asia, Middle East and Oceania) and Region Latin America.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 6 of 31

Sales growth in North America Operations was negatively impacted by approximately 7 percentage points due to non-recurring adjustments to rebates in the Medicaid patient segment in the first quarter of 2016 predominantly related to Norditropin® and the negative impact from the launch of a generic version of Vagifem®, both in the USA.

Sales split per region	Sales Q1 2017 DKK million	Growth as reported	Growh in local currencies	Share of growth in local currencies
North America Operations	14,940	5%	2%	34%
- USA	14,402	5%	2%	30%
International Operations	13,512	4%	4%	66%
- Region Europe	5,226	4%	6%	37%
- Region AAMEO	2,964	(2%)	(1%)	(4%)
- Region China	3,060	6%	8%	30%
- Region Japan & Korea	1,467	10%	5%	8%
- Region Latin America	795	2%	(5%)	(5%)
Total sales	28,452	5%	3%	100%

Please refer to appendix 6 for further details on sales in the first three months of 2017.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from February 2017 and February 2016 provided by the independent data provider IMS Health.

DIABETES AND OBESITY CARE, SALES DEVELOPMENT

Sales of diabetes and obesity care products increased by 13% measured in Danish kroner and by 11% in local currencies to DKK 23,761 million. Novo Nordisk is the world leader in diabetes care with a global value market share of 27%.

Insulin

Sales of insulin increased by 9% measured in Danish kroner and 8% in local currencies to DKK 16,386 million. Measured in local currencies, sales growth was driven by both North America Operations and International Operations, where all five regions contributed to growth. Novo Nordisk is the global leader with 46% of the total insulin market and 44% of the market for modern insulin and new-generation insulin, both measured in volume.

Sales of new-generation insulin (Tresiba®, Xultophy®, Ryzodeg® and Fiasp®) reached DKK 1,692 million compared with DKK 626 million in 2016.

Sales of Tresiba® (insulin degludec), the once-daily new-generation insulin, reached DKK 1,491 million compared with DKK 545 million in 2016. The roll-out of Tresiba® continues and the product has now been launched in 55 countries. In the USA, where

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 7 of 31

Tresiba® was launched broadly in January 2016 the product maintains wide commercial and Medicare Part D formulary coverage. In Japan, where Tresiba® was launched in March 2013 with similar reimbursement as insulin glargine U100, its share of the basal insulin market has grown steadily, and Tresiba® has now captured 40% of the basal insulin market measured in monthly value market share. Similarly, Tresiba® has shown solid penetration in other markets with reimbursement at a similar level to insulin glargine U100, whereas penetration remains modest in markets with restricted market access.

Sales of Xultophy® (IDegLira), a once-daily single-injection combination of insulin degludec (Tresiba®) and liraglutide (Victoza®), reached DKK 103 million compared with DKK 47 million in 2016. Xultophy® is currently marketed in 15 countries; in the USA launched under brand name Xultophy® 100/3.6 in the beginning of May 2017.

Sales of Ryzodeg®, a soluble formulation of insulin degludec and insulin aspart, reached DKK 95 million compared with DKK 34 million in 2016. Ryzodeg® has been marketed in 10 countries, and feedback from patients and prescribers is encouraging.

The novel mealtime insulin Fiasp®, fast-acting insulin aspart, received marketing authorisation from the European Commission on 9 January 2017 and approvals were also received in Norway, Iceland and Canada. Fiasp® has now been launched in Canada, the UK and Germany.

Sales of modern insulin increased by 3% in Danish kroner and by 2% in local currencies to DKK 12,092 million. Sales growth was driven by International Operations, where Region China and Region AAMEO were the main contributors to growth, partly offset by declining sales in Region Japan & Korea, as well as North America Operations reflecting the introduction of the new-generation insulin. Sales of modern insulin and new- generation insulin in total constitute 84% of Novo Nordisk’s sales of insulin measured in value.

INSULIN MARKET SHARES (volume, MAT)	Novo Nordisk’s share of total insulin market		Novo Nordisk’s share of the modern insulin and new-generation insulin market
	February 2017	February 2016	February 2017	February 2016
Global	46%	47%	44%	45%
North America Operations	37%	38%	38%	38%
USA	37%	37%	38%	38%
International Operations	50%	51%	48%	49%
Region Europe	45%	46%	45%	46%
Region China*	59%	61%	61%	62%
Region AAMEO**	57%	57%	52%	52%
Region Japan & Korea	49%	49%	48%	48%
Region Latin America***	42%	40%	40%	41%

Source: IMS, February 2017 data. * Data for mainland China, excluding Hong Kong and Taiwan. ** Data for 11 selected private markets representing approximately 70% of total Novo Nordisk’s diabetes care sales in the region. *** Data for three selected private markets representing approximately 70% of total Novo Nordisk’s diabetes care sales in the region.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 8 of 31

North America Operations

Sales of insulin in North America Operations increased by 12% in Danish kroner and by 9% in local currencies. Sales growth was driven by higher sales of Tresiba® and NovoLog® due to market share gain, underlying volume growth of both the basal and short-acting insulin market and wholesaler destocking activities in previous year, but partly countered by lower Levemir® sales due to the introduction of Tresiba® in the basal insulin segment as well as lower realised prices for basal insulin. 59% of Novo Nordisk’s modern insulin volume in the USA is used in the prefilled devices FlexPen® and FlexTouch®.

International Operations

Sales of insulin in International Operations increased by 5% in Danish kroner and by 6% in local currencies. Sales growth was driven by both new-generation insulin and modern insulin, where all products within the two categories contributed to growth, partly offset by declining human insulin sales.

Region Europe

Sales of insulin in Region Europe increased by 3% in Danish kroner and by 5% in local currencies. Sales were driven by the penetration of Tresiba® as well as a positive contribution from Xultophy® and NovoRapid® across the region, partly offset by contracting Levemir® sales reflecting the continued roll-out of Tresiba® as well as declining NovoMix® and human insulin sales.

Region China

Sales of insulin in Region China increased by 9% in Danish kroner and by 11% in local currencies. The sales growth is driven by continued growth in the modern insulin products, where Novo Nordisk has improved its market share in each insulin segment and thereby stabilised the overall market share.

Region AAMEO

Sales of insulin in Region AAMEO increased by 4% in Danish kroner and by 5% in local currencies. The sales growth is driven by growth of the overall diabetes care market and contribution from NovoMix®, NovoRapid® and the new-generation insulin Tresiba® and Ryzodeg® as well as human insulin. Currently, 63% of Novo Nordisk’s insulin volume in the major private markets in Region AAMEO is used in devices, primarily the durable device NovoPen®.

Region Japan & Korea

Sales of insulin in Region Japan & Korea increased by 5% in Danish kroner and by 1% in local currencies. The sales development reflects continued uptake of Ryzodeg® and Tresiba® in Japan, which is partly offset by lower human insulin sales in the region.

Region Latin America

Sales of insulin in Region Latin America increased by 11% in Danish kroner and by 5% in local currencies. The sales development reflects strong uptake of Tresiba® in selected countries and continued growth of modern insulin, offset by declining human insulin sales reflecting the timing of the renewal of a tender contract. Currently, 47% of Novo Nordisk’s insulin volume in the major private markets in Region Latin America is used in devices, primarily FlexPen® and FlexTouch®

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 9 of 31

Victoza® (GLP-1 therapy for type 2 diabetes)

Victoza® sales increased by 25% in Danish kroner and by 22% in local currencies to DKK 5,750 million. Sales growth is predominantly driven by North America Operations comprising 92% share of growth. The GLP-1 segment’s value share of the total diabetes care market has increased to 10.3% compared with 8.4% 12 months ago. Victoza® is the market leader in the GLP-1 segment with a 56% value market share.

GLP-1 MARKET SHARES (value, MAT)	GLP-1 share of total diabetes care market		Victoza® share of GLP-1 market
	February 2017	February 2016	February 2017	February 2016
Global	10.3%	8.4%	56%	64%
North America Operations	12.0%	9.7%	54%	62%
USA	12.2%	9.8%	54%	62%
International Operations	6.0%	5.3%	63%	72%
Region Europe	9.8%	9.0%	64%	72%
Region China*	0.9%	0.8%	59%	53%
Region AAMEO**	2.4%	2.0%	53%	59%
Region Japan & Korea	3.6%	2.6%	55%	69%
Region Latin America***	4.8%	3.7%	87%	92%

Source: IMS, February 2017 data. * Data for mainland China, excluding Hong Kong and Taiwan. ** Data for 11 selected private markets representing approximately 70% of Novo Nordisk’s total diabetes care sales in the region. *** Data for three selected private markets representing approximately 70% of Novo Nordisk’s total diabetes care sales in the region.

North America Operations

Sales of Victoza® in North America Operations increased by 32% in Danish kroner and by 28% in local currencies. Sales growth is driven by an underlying prescription volume growth of the GLP-1 class of more than 25% in the USA and a positive impact from inventory movements including wholesaler destocking activities in previous year. The growth of the GLP-1 market continues to be driven by competing once-weekly products and Victoza®. The value share of the GLP-1 class of the total North American diabetes care market has increased to 12.0%. Despite intensified competition, Victoza® is still the market leader with a 54% value market share.

International Operations

Sales of Victoza® in International Operations increased by 7% in Danish kroner and by 6% in local currencies. Sales growth is driven by growth in Region AAMEO and Region Latin America, partly offset by declining sales in Region Europe. The value share of the GLP-1 class of the total International Operations diabetes care market has increased to 6.0% from 5.3% in 2016. Victoza® is the market leader with a 63% value market share.

Region Europe

Sales in Region Europe decreased by 2% in Danish kroner and remained unchanged in local currencies. The sales development reflects intensified competition from a recently introduced once-weekly product in the UK, Germany and France, partly offset by growth in the Nordic countries. In Region Europe, the share of the GLP-1 class of the total diabetes care market in value has increased to 9.8%. Despite intensified competition, Victoza® remains the market leader in Region Europe with a 64% value market share.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 10 of 31

Region China

Sales in Region China increased by 18% in Danish kroner and by 17% in local currencies. In China, the GLP-1 class, which represents a modest 0.9% of the total diabetes care market in value, is generally not reimbursed. Victoza® holds a GLP-1 value market share of 59%.

Region AAMEO

Sales in Region AAMEO increased by 30% in Danish kroner and by 27% in local currencies. Sales growth is primarily driven by a number of countries in the Middle East. The value share of the GLP-1 class of the total diabetes care market increased to 2.4%. Victoza® is the GLP-1 market leader across Region AAMEO with a value market share of 53%.

Region Japan & Korea

Sales in Region Japan & Korea increased by 6% in Danish kroner and by 2% in local currencies. The sales growth reflects the continued expansion of the GLP-1 market in Japan, partly offset by intensified competition following the lift of the 14-day prescription limitation of a competing once-weekly product. In Region Japan & Korea, the GLP-1 class represents 3.6% of the total diabetes care market value compared with 2.6% in 2016. Victoza® remains the leader in the class with a value market share of 55%.

Region Latin America

Sales in Region Latin America increased by 38% in Danish kroner and by 17% in local currencies. The sales growth reflects the continued expansion of the GLP-1 markets across the region. In Region Latin America, the GLP-1 class represents 4.8% of the total diabetes care market value compared with 3.7% in 2016. Victoza® remains the leader in the class with a value market share of 87%.

Saxenda® (obesity care)

Sales of Saxenda®, liraglutide 3mg for weight management, increased by 122% in Danish kroner and by 110% in local currencies to DKK 539 million. Saxenda® was launched in May 2015 in the USA and promotional activities are progressing as planned with broad commercial formulary market access. Saxenda® has now been launched in 18 countries.

Other diabetes care

Sales of other diabetes care products, which predominantly consist of oral antidiabetic products and needles, declined by 4% in both Danish kroner and in local currencies to DKK 1,086 million. Declining sales were seen in both North America Operations and International Operations, where all regions apart from Region Latin America experienced lower sales.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 11 of 31

BIOPHARMACEUTICALS, SALES DEVELOPMENT

Sales of biopharmaceutical products declined by 24% measured in Danish kroner and by 25% in local currencies to DKK 4,691 million. Declining sales were observed in North America Operations and International Operations.

Haemophilia

Sales of haemophilia products decreased by 9% measured in Danish kroner and by 11% in local currencies to DKK 2,576 million. The sales decline was primarily driven by lower NovoSeven® sales in Region AAMEO and Region Latin America as well as North America Operations, partly offset by a positive contribution from NovoSeven® sales and the roll- out of NovoEight® in Region Europe.

Human growth disorders

Sales of human growth disorder products decreased by 32% measured in Danish kroner and by 33% in local currencies to DKK 1,646 million. The sales decline reflects the significant positive non-recurring adjustment in the USA in 2016, related to rebates in the Medicaid patient segment for the period 2010-2015, as well as an impact from intensified competition impacting volumes and realised prices in the USA. The sales decline has been partly offset by a positive impact from International Operations driven by Region Japan & Korea and Region AAMEO. Novo Nordisk is the leading company in the global human growth disorder market with a 30% market share measured in volume.

Other biopharmaceuticals

Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related (HRT) products, declined by 50% measured in Danish kroner and by 51% in local currencies to DKK 469 million. The sales decline reflects a negative impact from the launch of a generic version of Vagifem® in the USA in the fourth quarter of 2016.

DEVELOPMENT IN COSTS AND OPERATING PROFIT

The cost of goods sold remained broadly unchanged at DKK 4,251 million, resulting in a gross margin of 85.1% measured in Danish kroner and 84.3% in local currencies, compared with 84.4% in 2016. The gross margin was negatively impacted by lower prices following the non-recurring Medicaid rebate adjustments in 2016 and the lower basal insulin prices, both in the USA, as well as ramp-up costs for new manufacturing capacity. The gross margin was impacted by positive contribution from product mix due to higher Tresiba® and Victoza® sales, partly countered by lower sales of Vagifem® following the launch of a generic version in the USA and lower overall sales of NovoSeven®.

Sales and distribution costs increased by 1% in Danish kroner and declined by 1% in local currencies to DKK 6,787 million. The decline in sales and distribution costs measured in local currencies reflects lower promotional activities in the USA following the Tresiba® launch in 2016 and broad cost control initiatives, partly offset by higher costs for legal cases and for sales force expansion in Region AAMEO and Region Japan & Korea.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 12 of 31

Research and development costs remained unchanged in Danish kroner and declined by 1% in local currencies to DKK 3,289 million. The decline in costs measured in local currencies reflects lower research costs following the updated R&D strategy announced in October 2016 leading to the discontinuation of a number of research projects. The lower research costs were partially offset by increased development costs due to the initiation of the PIONEER programme for oral semaglutide, where all 10 planned trials have been initiated and a large part of patients are enrolled, partly countered by lower costs related to the completion of the cardiovascular outcomes trial DEVOTE and by lower biopharmaceuticals development costs.

Administration costs increased by 1% in Danish kroner and declined by 1% in local currencies to DKK 913 million. The lower administrative costs measured in local currencies are mainly related to general cost control initiatives and lower legal costs.

Other operating income (net) was DKK 278 million compared with DKK 284 million in 2016.

Operating profit increased by 10% in Danish kroner and by 6% in local currencies to DKK 13,490 million.

FINANCIAL ITEMS (NET)

Financial items (net) showed a net loss of DKK 486 million compared with a net loss of DKK 356 million in 2016.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for the group have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a loss of DKK 468 million compared with a loss of DKK 333 million in 2016. This development reflects loss on foreign exchange hedging involving especially the US dollar and Chinese yuan versus the Danish krone.

CAPITAL EXPENDITURE AND FREE CASH FLOW

Net capital expenditure for property, plant and equipment was DKK 1.6 billion compared with DKK 1.1 billion in 2016. Net capital expenditure was primarily related to investments in a new production facility for a range of diabetes active pharmaceutical ingredients in Clayton, North Carolina, USA, a new diabetes care filling capacity in Hillerød, Denmark and an expansion of the manufacturing capacity for biopharmaceutical products in Kalundborg, Denmark.

Free cash flow was DKK 10.4 billion compared with DKK 6.4 billion in 2016. The increase of 64% compared with 2016 primarily reflects decreased trade receivables, partly offset by a negative impact from higher income taxes paid.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 13 of 31

OUTLOOK

OUTLOOK 2017

The current expectations for 2017 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 3 May 2017	Previous expectations 2 February 2017
Sales growth
in local currencies	0% to 3%	-1% to 4%
as reported	Around 1 percentage point higher	Around 2 percentage points higher

Operating profit growth
in local currencies	-1% to 3%	-2% to 3%
as reported	Around 1 percentage point higher	Around 2 percentage points higher

Financial items (net)	Loss of around DKK 1.8 billion	Loss of around DKK 2.4 billion
Effective tax rate	21% to 23%	21% to 23%
Capital expenditure	Around DKK 10.0 billion	Around DKK 10.0 billion
Depreciation, amortisation and impairment losses	Around DKK 3.0 billion	Around DKK 3.0 billion
Free cash flow	DKK 29-33 billion	DKK 29-33 billion

For 2017, sales growth is now expected to be in the range of 0% to 3% growth, measured in local currencies. This reflects expectations for continued robust performance for Victoza® and Tresiba® as well as a contribution from Saxenda® and Xultophy®. This is expected to be partly countered by an impact from lower realised prices in the USA, especially in the basal insulin and growth hormone segments, the loss of exclusivity for Vagifem® in the USA, further intensifying competition within diabetes and biopharmaceuticals especially in the USA, as well as adverse macroeconomic conditions in several markets in International Operations. Growth for the remainder of 2017 is expected to be unevenly distributed across the quarters due to the expected impact from the launch of a generic version of Vagifem® in the USA, which primarily impacts second and third quarter of 2017. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 1 percentage point higher than the local currency level.

For 2017, operating profit growth is now expected to be in the range of a decline of 1% to a growth of 3%, measured in local currencies. The expectation for operating profit growth primarily reflects the modest outlook for sales growth. The outlook also reflects a modest increase in both sales and distribution costs to support product launches and in research and development costs to support the progress of Novo Nordisk’s pipeline. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 1 percentage point higher than the local currency level.

For 2017, Novo Nordisk now expects financial items (net) to amount to a loss of around DKK 1.8 billion. The current expectation reflects losses associated with foreign exchange hedging contracts, mainly related to the US dollar and Chinese yuan versus the Danish krone.

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Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 14 of 31

The effective tax rate for 2017 is still expected to be in the range of 21-23%, a level broadly similar to the statutory corporate tax rate in Denmark of 22%.

Capital expenditure is still expected to be around DKK 10.0 billion in 2017, primarily related to investments in additional capacity for active pharmaceutical ingredient production within diabetes care, a capacity expansion of the diabetes care filling and an expansion of the manufacturing capacity for biopharmaceutical products. Depreciation, amortisation and impairment losses are still expected to be around DKK 3.0 billion. Free cash flow is still expected to be DKK 29-33 billion.

All of the above expectations are based on the assumptions that the global economic and political environment will not significantly change business conditions for Novo Nordisk during 2017, and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Annual impact on Novo Nordisk’s operating profit of a 5% movement in currency	Hedging period (months)
USD	DKK 2,100 million	12
CNY	DKK 320 million	7*
JPY	DKK 200 million	12
GBP	DKK 90 million	12
CAD	DKK 80 million	11

* Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in Financial items (net).

RESEARCH & DEVELOPMENT UPDATE

DIABETES

EU Commission approved label update for Tresiba® (NN1250) based on data from SWITCH trials

In May 2017, Novo Nordisk received an approval from the EU Commission for an update of the label for Tresiba® (insulin degludec) to include data from the SWITCH 1 and 2 clinical trials. In the trials, Tresiba®, the new-generation once-daily basal insulin, demonstrated clinically relevant reductions in hypoglycaemia compared with insulin glargine U100 in people with type 1 and type 2 diabetes.

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Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 15 of 31

For the SWITCH 1 trial, the updated label includes results reflecting the significant reductions in hypoglycaemia. In the trial, adults with type 1 diabetes treated with Tresiba® vs. insulin glargine U100, both in addition to meal-time insulin aspart, experienced statistically significant reductions in hypoglycaemia, including 11% reduction of overall symptomatic hypoglycaemia (severe or blood glucose confirmed), 36% reduction in nocturnal symptomatic hypoglycaemia and 35% reduction in severe hypoglycaemia during the trial maintenance period.

For the SWITCH 2 trial, the updated label includes results reflecting the significant reductions in hypoglycaemia. In the trial, adults with type 2 diabetes treated with Tresiba® vs. insulin glargine U100 experienced statistically significant reductions in hypoglycaemia, including 30% reduction in overall symptomatic hypoglycaemia (severe or blood glucose confirmed) and 42% decrease in nocturnal symptomatic hypoglycaemia, during the trial maintenance period.

Tresiba® (NN1250) and insulin glargine U300 phase 3b trial initiated

In March 2017, Novo Nordisk initiated a phase 3b trial with Tresiba® (insulin degludec) and insulin glargine U300 in approximately 1,500 people with type 2 diabetes. In the global 52-week open-labelled trial, the objective is to compare the effects of insulin degludec once daily and insulin glargine U300 once daily on hypoglycaemia in people inadequately treated with basal insulin with or without oral antidiabetic drugs.

New drug application for fast-acting insulin aspart (NN1218) resubmitted in the USA In March 2017, Novo Nordisk announced that the company had resubmitted the new drug application (NDA) for fast-acting insulin aspart as a class II re-submission to the US Food and Drug Administration (FDA). In October 2016, Novo Nordisk announced that it had received a Complete Response Letter from the FDA regarding the NDA for fast- acting insulin aspart. In the letter, the FDA requested additional information related to the assay for the immunogenicity and the assay used to generate the clinical pharmacokinetics data before the review of the NDA could be completed. Novo Nordisk has now evaluated the content of the Complete Response Letter and completed the End-of-Review meeting with the FDA; based on this, Novo Nordisk has resubmitted the fast-acting insulin aspart NDA as a class II re-submission.

Novo Nordisk expects to receive feedback from the FDA in the last quarter of 2017.

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Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 16 of 31

Once-weekly semaglutide (NN9535) filed for regulatory approval for the treatment of type 2 diabetes in Japan

In February 2017, Novo Nordisk announced the submission of a New Drug Application (NDA) to the Japanese Ministry of Health, Labour and Welfare for semaglutide, a new glucagon-like peptide-1 (GLP-1) analogue administrated once-weekly, for the treatment of adults with type 2 diabetes. The Japanese filing follows the recent once-weekly semaglutide regulatory submissions to the US Food and Drug Administration (FDA), the European Medicines Agency (EMA), Health Canada and SwissMedic.

The Japanese submission was based on results from the SUSTAIN clinical trial programme. The SUSTAIN programme involved more than 8,000 adults with type 2 diabetes, with approximately 1,200 participants from Japan. Trial participants were treated with once-weekly semaglutide as monotherapy, or with oral-antidiabetic (OAD) agents or in combination with OADs and basal insulin. Across the SUSTAIN programme, once-weekly semaglutide demonstrated statistically significant reductions in HbA1c as well as statistically significant reductions in mean body weight compared to sitagliptin, exenatide extended-release, once-daily insulin glargine U100 and placebo. Across the SUSTAIN clinical trial programme, once-weekly semaglutide had a well-tolerated safety profile with the most common adverse event being nausea.

OBESITY

Novo Nordisk receives FDA and EMA approval of Saxenda® (NN8022) label update, including long-term safety and efficacy data from the three-year part of the phase 3 SCALE clinical trial

In January 2017, EMA approved an updated product label for Saxenda® (liraglutide injection 3 mg), including data showing that treatment with Saxenda® resulted in significant and sustained weight loss over three years compared to placebo. In addition, data were included showing that fewer patients on Saxenda® compared to placebo developed type 2 diabetes over 3 years.

In April 2017, Novo Nordisk announced the FDA label update for Saxenda® based on data showing that approximately half of patients on Saxenda® who lost more than or equal to 5% of their weight after 56 weeks maintained their weight loss for 3 years.

The SCALE Obesity and Pre-diabetes 3-year trial investigated the long-term efficacy of Saxenda® versus placebo in subjects diagnosed with pre-diabetes who were overweight or had obesity.

Tri-agonist 1706 (NN9423) phase 1 trial initiated in obesity

In March 2017, Novo Nordisk initiated a phase 1 trial in obesity with tri-agonist 1706, a triple full agonist of the native human glucagon-like peptide 1 (GLP-1), gastric inhibitory peptide (GIP) and glucagon receptors (GCG). The trial will investigate safety, tolerability and pharmacokinetics of the product in approximately 50 adults.

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Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 17 of 31

BIOPHARMACEUTICALS

Novo Nordisk receives positive opinion from the European regulatory authorities for Refixia® (nonacog beta pegol, N9-GP, NN7999) for the treatment of haemophilia B

In March 2017, Novo Nordisk announced that the Committee for Medicinal Products for Human Use (CHMP), under the European Medicines Agency (EMA), adopted a positive opinion for the use of Refixia® (nonacog beta pegol, N9-GP), recommending marketing authorisation for the treatment of adolescents and adults with haemophilia B.

The CHMP recommends Refixia®, the brand name for nonacog beta pegol, N9-GP, to be indicated for prophylaxis and on-demand treatment of bleeding as well as for surgical procedures in adolescent (>12 years of age) and adult patients with haemophilia B (congenital factor IX deficiency). The recommendation is based on the results from the paradigm clinical trial programme, where 115 previously treated children and adults with haemophilia B were treated with Refixia®.

Somapacitan (NN8640) phase 3a trial initiated for people with AGHD in Japan

In March 2017, Novo Nordisk initiated a multi-dose phase 3a trial with somapacitan, a long-acting recombinant growth hormone derivative, in previously treated Japanese people with adult growth hormone deficiency (AGHD). In the REAL JP trial, approximately 60 people with AGHD will be randomised in an open-label, active- controlled trial to compare the safety of somapacitan and Norditropin® in 52 weeks.

Subcutaneous N8-GP (NN7170) phase 1 trial initiated for people with haemophilia A In February 2017, Novo Nordisk initiated a phase 1 trial with a subcutaneous formulation of N8-GP, a glycopegylated version of FVIII (turoctocog alfa pegol), for treatment of haemophilia A. The trial will investigate safety, tolerability and pharmacokinetics of single and multiple subcutaneous doses of N8-GP in haemophilia A patients.

SUSTAINABILITY UPDATE

The number of employees in Novo Nordisk remained stable

The number of full-time equivalent employees at the end of the first three months of 2017 remained at the same level compared with 12 months ago. The total number of employees was 42,069, corresponding to 41,636 full-time positions. Areas in which there was notable growth include Region AAMEO and the Global Service Center in Bangalore; while there have been workforce reductions in North America Operations, Region Europe and R&D. Furthermore, the Steno Diabetes Center and its employees have been transferred to the Capital Region of Denmark.

Novo Nordisk partners with CVS Health to reduce out-of-pocket costs for patients in the USA

Novo Nordisk has partnered with CVS Health in an effort to help reduce out-of-pocket costs for patients in the US who are unable to afford their insulin. Novo Nordisk will participate in CVS Health’s prescription savings programme Reduced Rx™. From May 2017, Reduced Rx™ will help uninsured patients or patients enrolled in a high- deductible health plan afford essential medications at any of the more than 67,000 pharmacies in the CVS Caremark retail network. Through this programme, CVS Health and Novo Nordisk will offer Novolin® R, Novolin® N and Novolin® 70/30 human insulin at a cost of 25 USD per 10 ml vial, which enables a saving of up to 100 USD for cash paying patients.

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Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 18 of 31

EQUITY

Total equity was DKK 40,301 million at the end of the first three months of 2017, equivalent to 42.8% of total assets, compared with 45.3% at the end of the first three months of 2016. Please refer to appendix 5 for further elaboration of changes in equity.

Reduction in share capital

At the Annual General Meeting of Novo Nordisk A/S, held on 23 March 2017, a 1.96% reduction in the total share capital was approved. The reduction was effectuated by a cancellation of 50,000,000 treasury B shares of DKK 0.20 at a nominal value of DKK 10,000,000. After the legal implementation of the share capital reduction on 21 April 2017, Novo Nordisk’s share capital now amounts to DKK 500,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 392,512,800.

2017 share repurchase programme

On 2 February 2017, Novo Nordisk announced a share repurchase programme of up to DKK 4.0 billion to be executed from 2 February to 1 May 2017, as part of an overall 2017 programme of up to DKK 16 billion to be executed during a 12-month period. The purpose of the programme was to reduce the company’s share capital. Under the programme, Novo Nordisk has repurchased 16,482,393 B shares for an amount of DKK 4.0 billion in the period from 2 February to 1 May 2017. The programme was concluded on 1 May 2017.

As of 1 May 2017, Novo Nordisk A/S and its wholly-owned affiliates owned 17,607,134 of its own B shares, corresponding to 0.7% of the total share capital.

The execution of Novo Nordisk’s 2017 share repurchase programme of up to DKK 16 billion to be executed during a 12-month period beginning 2 February 2017 continues, and a new share repurchase programme has been initiated in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR). For that purpose, Novo Nordisk has appointed Nordea Bank Danmark A/S as lead manager to execute the programme independently and without influence from Novo Nordisk. The purpose of the programme is to reduce the company's share capital and to meet obligations arising from share-based incentive programmes. Under the agreement, Nordea Bank Danmark A/S will repurchase shares on behalf of Novo Nordisk for an amount of DKK 4.3 billion during the trading period starting today, 3 May and ending on 7 August 2017. A maximum of 756,682 shares can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on Nasdaq Copenhagen during the month of April 2017, and a maximum of 49,184,330 shares in total can be bought during the trading period. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

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Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 19 of 31

CORPORATE GOVERNANCE

Changes in Novo Nordisk’s management

As of 1 July 2017, Lars Green will be appointed executive vice president and head of Business Services and Compliance, responsible for IT, quality, HR and business assurance. Lars Green has a background as MSc in Business Administration and more than 20 years of experience with Novo Nordisk. In 2004, Lars Green was appointed senior vice president of Corporate Finance and has since 2014 been senior vice president, Finance and Operations in North America.

Furthermore, in March 2017 it was announced that Jakob Riis, executive vice president and head of North America Operations had decided to leave the company. He was succeeded by Doug Langa, who was appointed senior vice president and head of North America Operations and president of Novo Nordisk Inc.

With these changes, the members of Novo Nordisk’s Executive Management are:

•	Lars Fruergaard Jørgensen, president and CEO
•	Jesper Brandgaard, EVP, chief financial officer
•	Maziar Mike Doustdar, EVP, International Operations (based in Zurich, Switzerland)
•	Lars Green, EVP, Business Services and Compliance (as of 1 July 2017)
•	Doug Langa, SVP, North America Operations (based in Princeton, New Jersey, USA)
•	Mads Krogsgaard Thomsen, EVP, chief science officer
•	Henrik Wulff, EVP, Product Supply

Only Danish-based members of Executive Management are registered with the Danish Business Authority.

LEGAL MATTERS

Novo Nordisk filed a lawsuit against Teva Pharmaceuticals on liraglutide patent infringement

On 23 January 2017, Teva Pharmaceuticals (Teva) notified Novo Nordisk that it had filed an Abbreviated New Drug Application (ANDA) for liraglutide with the US FDA to obtain approval to commercialise liraglutide prior to the expiry of five of Novo Nordisk’s liraglutide (Victoza®) patents in the USA with expiration dates ranging from January 2021 until September 2032. On 3 March 2017, Novo Nordisk filed a lawsuit against Teva for patent infringement, which triggered an automatic 30-month stay of the FDA approval of Teva’s application. Novo Nordisk does not expect the matter to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 20 of 31

Novo Nordisk involved in four class action lawsuits relating to insulin prices in the USA Since 30 January 2017, four class action lawsuits have been brought against Novo Nordisk, Eli Lilly, Sanofi and in two of the cases certain Pharmacy Benefit Managers (PBMs) on behalf of classes of US purchasers of insulin products. The first class action lawsuit was filed in the US District Court for the District of Massachusetts, but has since been withdrawn and refiled in the US District Court for the District of New Jersey. The lawsuits, which are all now filed in the same New Jersey Federal Court, allege that the insulin manufacturers and PBMs colluded to artificially inflate list prices paid by consumers for insulin products, while offering reduced prices to PBMs through rebates used to secure formulary access. The lawsuits further allege that consumers should have been entitled to benefit from the lower prices offered to PBMs. Novo Nordisk does not expect the lawsuits to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Civil Investigate Demand from Washington State Attorney General’s office calling for information related to practices for Novo Nordisk’s insulin products

On 7 March 2017, the Washington State Attorney General’s office served Novo Nordisk Inc. with a Civil Investigative Demand calling for the production of documents and information relating to pricing and trade practices for Novo Nordisk’s insulin products from 1 January 2005 through the present. Novo Nordisk is cooperating with the Washington State Attorney General in this investigation. Novo Nordisk does not expect the investigation to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Civil Investigate Demand from New Mexico State Attorney General’s office calling for information related to practices for Novo Nordisk’s insulin products

On 26 April 2017, the New Mexico State Attorney General’s Office served Novo Nordisk with a Civil Investigative Demand calling for the production of documents and information regarding the trade practice and pricing of Novo Nordisk’s insulin products, namely NovoLog® and Novolin®, for the period of 1 January 2012 through the present. Novo Nordisk is cooperating with the New Mexico Attorney General in this investigation. Novo Nordisk does not expect the investigation to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

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Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 21 of 31

FORWARD-LOOKING STATEMENTS

Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2016 and Form 20-F, both filed with the SEC in February 2017, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
•	statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, financial items (net) and other financial measures
•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings
•	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’, Equity’ and ‘Legal matters’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Risk management’ on pp 40-43 of the Annual Report 2016 available on novonordisk.com.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 22 of 31

MANAGEMENT STATEMENT

The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first three months of 2017. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first three months of 2017 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2016 of Novo Nordisk, amended with accounting policy regarding associated companies. Furthermore, the financial report for the first three months of 2017 and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the financial report for the first three months of 2017 is adequate. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated annual report for 2016.

Bagsværd, 3 May 2017

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Jesper Brandgaard CFO	Mads Krogsgaard Thomsen
Henrik Wulff
Board of Directors:

Göran Ando Chairman	Jeppe Christiansen Vice chairman	Brian Daniels

Sylvie Grégoire	Liz Hewitt	Liselotte Hyveled

Kasim Kutay	Anne Marie Kverneland	Helge Lund

Søren Thuesen Pedersen	Stig Strøbæk	Mary Szela

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Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 23 of 31

FINANCIAL INFORMATION

APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).

						% change
	2017	2016				Q1 2017 vs
	Q1	Q4	Q3	Q2	Q1	Q1 2016

Net sales	28,452	29,572	27,537	27,459	27,212	5%

Gross profit	24,201	24,654	23,551	23,414	22,978	5%
Gross margin	85.1%	83.4%	85.5%	85.3%	84.4%

Sales and distribution costs	6,787	7,909	6,860	6,867	6,741	1%
Percentage of sales	23.9%	26.7%	24.9%	25.0%	24.8%
Research and development costs	3,289	4,470	3,458	3,331	3,304	0%
Percentage of sales	11.6%	15.1%	12.6%	12.1%	12.1%
Administrative costs	913	1,166	1,015	873	908	1%
Percentage of sales	3.2%	3.9%	3.7%	3.2%	3.3%
Other operating income, net	278	97	202	154	284	(2%)

Operating profit	13,490	11,206	12,420	12,497	12,309	10%
Operating margin	47.4%	37.9%	45.1%	45.5%	45.2%

Financial income	258	(21)	(3)	93	23	N/A
Financial expenses	744	243	116	(12)	379	96%
Financial items (net)	(486)	(264)	(119)	105	(356)	37%

Profit before income taxes	13,004	10,942	12,301	12,602	11,953	9%

Income taxes	2,848	2,243	2,498	2,634	2,498	14%

Net profit	10,156	8,699	9,803	9,968	9,455	7%

Depreciation, amortisation and impairment losses	708	1,116	736	717	624	13%
Capital expenditure (net)	1,604	2,502	1,784	1,684	1,091	47%
Net cash generated from operating activities	12,098	11,153	15,189	14,497	7,475	62%
Free cash flow	10,400	8,388	12,501	12,743	6,359	64%

Total assets	94,213	97,539	87,340	88,269	82,368	14%
Total equity	40,301	45,269	41,327	42,585	37,284	8%
Equity ratio	42.8%	46.4%	47.3%	48.2%	45.3%

Full-time equivalent employees end of period	41,636	41,971	42,605	42,265	41,571	0%

Basic earnings per share/ADR (in DKK)	4.07	3.46	3.88	3.93	3.72	9%
Diluted earnings per share/ADR (in DKK)	4.06	3.46	3.87	3.92	3.71	9%
Average number of shares outstanding (million)	2,495.8	2,512.6	2,526.5	2,536.3	2,544.3	(2%)
Average number of diluted shares outstanding (million)	2,500.0	2,517.1	2,530.9	2,540.8	2,550.1	(2%)

Sales by business segment:
New-generation insulin	1,692	1,707	1,143	983	626	170%
Modern insulin	12,092	12,219	11,770	11,806	11,715	3%
Human insulin	2,602	2,938	2,760	2,667	2,725	(5%)
Total insulin	16,386	16,864	15,673	15,456	15,066	9%
Victoza®	5,750	5,397	5,106	4,952	4,591	25%
Other diabetes care	1,086	1,026	1,095	1,015	1,131	(4%)
Total diabetes care	23,222	23,287	21,874	21,423	20,788	12%
Obesity (Saxenda®)	539	540	418	376	243	122%
Diabetes and obesity care total	23,761	23,827	22,292	21,799	21,031	13%

Haemophilia	2,576	2,821	2,285	2,530	2,836	(9%)
Human growth disorders	1,646	2,202	2,003	2,158	2,407	(32%)
Other biopharmaceuticals	469	722	957	972	938	(50%)
Biopharmaceuticals total	4,691	5,745	5,245	5,660	6,181	(24%)

Sales by geographic segment:
North America Operations	14,940	15,873	14,719	14,453	14,197	5%
- USA	14,402	15,343	14,174	13,947	13,730	5%
International Operations	13,512	13,699	12,818	13,006	13,015	4%
- Region Europe	5,226	5,275	5,093	5,298	5,016	4%
- Region AAMEO	2,964	2,937	2,790	2,842	3,011	(2%)
- Region China	3,060	2,540	2,534	2,509	2,875	6%
- Region Japan & Korea	1,467	1,691	1,588	1,611	1,335	10%
- Region Latin America	795	1,256	813	746	778	2%

Segment operating profit:
Diabetes and obesity care	10,631	8,575	9,874	9,229	8,424	26%
Biopharmaceuticals	2,859	2,631	2,546	3,268	3,885	(26%)

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 24 of 31

APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	Q1 2017	Q1 2016
Income statement

Net sales	28,452	27,212
Cost of goods sold	4,251	4,234
Gross profit	24,201	22,978

Sales and distribution costs	6,787	6,741
Research and development costs	3,289	3,304
Administrative costs	913	908
Other operating income, net	278	284
Operating profit	13,490	12,309

Financial income	258	23
Financial expenses	744	379
Profit before income taxes	13,004	11,953

Income taxes	2,848	2,498
NET PROFIT	10,156	9,455

Basic earnings per share (DKK)	4.07	3.72
Diluted earnings per share (DKK)	4.06	3.71

Segment Information
Segment sales:
Diabetes and obesity care	23,761	21,031
Biopharmaceuticals	4,691	6,181

Segment operating profit:
Diabetes and obesity care	10,631	8,424
Operating margin	44.7%	40.1%
Biopharmaceuticals	2,859	3,885
Operating margin	60.9%	62.9%

Total segment operating profit	13,490	12,309

Statement of comprehensive income

Net profit for the Period	10,156	9,455

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements on defined benefit plans	85	(95)

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	(56)	15
Cash flow hedges, realisation of previously deferred (gains)/losses	589	364
Cash flow hedges, deferred gains/(losses) incurred during the period	(6)	1,334
Other items	(138)	(166)
Tax on other comprehensive income, income/(expense)	19	(484)
Other comprehensive income for the Period, net of tax	493	968
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	10,649	10,423

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 25 of 31

APPENDIX 3: BALANCE SHEET

DKK million	31 Mar 2017	31 Dec 2016

ASSETS

Intangible assets	2,771	2,714
Property, plant and equipment	31,096	30,179
Investment in associated company	785	809
Deferred income tax assets	2,658	2,683
Other financial assets	1,255	1,388
TOTAL NON-CURRENT ASSETS	38,565	37,773

Inventories	15,044	14,341
Trade receivables	17,012	20,234
Tax receivables	2,656	1,552
Other receivables and prepayments	2,868	2,411
Marketable securities	1,003	2,009
Derivative financial instruments	302	529
Cash at bank	16,763	18,690
TOTAL CURRENT ASSETS	55,648	59,766
TOTAL ASSETS	94,213	97,539

EQUITY AND LIABILITIES

Share capital	510	510
Treasury shares	(13)	(9)
Retained earnings	40,739	46,111
Other reserves	(935)	(1,343)
TOTAL EQUITY	40,301	45,269

Deferred income tax liabilities	13	13
Retirement benefit obligations	1,382	1,451
Provisions	3,614	3,370
Total non-current liabilities	5,009	4,834

Current debt	613	229
Trade payables	3,782	6,011
Tax payables	4,354	3,976
Other liabilities	16,295	14,181
Derivative financial instruments	1,998	2,578
Provisions	21,861	20,461
Total current liabilities	48,903	47,436

TOTAL LIABILITIES	53,912	52,270
TOTAL EQUITY AND LIABILITIES	94,213	97,539

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 26 of 31

APPENDIX 4: STATEMENT OF CASH FLOWS

DKK million	Q1 2017	Q1 2016

Net profit	10,156	9,455

Adjustment for non-cash items:
Income taxes in the Income Statement	2,848	2,498
Depreciation, amortisation and impairment losses	708	624
Other non-cash items	1,995	1
Change in working capital	(90)	(3,546)
Interest received	30	14
Interest paid	(21)	(24)
Income taxes paid	(3,528)	(1,547)
Net cash generated from operating activities	12,098	7,475

Purchase of intangible assets	(108)	(50)
Purchase of property, plant and equipment	(1,604)	(1,091)
Sale of marketable securities	1,006	-
Purchase of marketable securities	-	(490)
Dividend received from associated company	14	25
Net cash used in investing activities	(692)	(1,606)

Purchase of treasury shares, net	(4,245)	(3,755)
Dividends paid	(11,448)	(16,230)
Withheld dividend tax	1,968	2,811
Net cash used in financing activities	(13,725)	(17,174)

NET CASH GENERATED FROM ACTIVITIES	(2,319)	(11,305)

Cash and cash equivalents at the beginning of the year	18,461	15,850
Exchange gain/(loss) on cash and cash equivalents	8	(133)
Cash and cash equivalents at the end of the period	16,150	4,412

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Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 27 of 31

APPENDIX 5: STATEMENT OF CHANGES IN EQUITY

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustments	Cash flow hedges	Tax and other adjustments	Total other reserves	Total

2017

Balance at the beginning of the period	510	(9)	46,111	(924)	(1,915)	1,496	(1,343)	45,269
Net profit for the period			10,156					10,156
Other comprehensive income for the period			85	(56)	583	(119)	408	493
Total comprehensive income for the period			10,241	(56)	583	(119)	408	10,649

Transactions with owners:
Dividends			(11,448)					(11,448)
Share-based payments			79					79
Tax credit related to restricted stock units			(3)					(3)
Purchase of treasury shares		(4)	(4,241)					(4,245)
Balance at the end of the period	510	(13)	40,739	(980)	(1,332)	1,377	(935)	40,301

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustments	Cash flow hedges	Tax and other adjustments	Total other reserves	Total

2016

Balance at the beginning of the period	520	(10)	46,816	(917)	(686)	1,246	(357)	46,969
Net profit for the period			9,455					9,455
Other comprehensive income for the period			(95)	15	1,698	(650)	1,063	968
Total comprehensive income for the period			9,360	15	1,698	(650)	1,063	10,423

Transactions with owners:
Dividends			(16,230)					(16,230)
Share-based payments			101					101
Tax credit related to restricted stock units			(224)					(224)
Purchase of treasury shares		(2)	(3,753)					(3,755)
Balance at the end of the period	520	(12)	36,070	(902)	1,012	596	706	37,284

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 28 of 31

APPENDIX 6: REGIONAL SALES SPLIT

Q1 2017 sales split per region

DKK million	Total	North America Operations	USA	Inter-national Operations	Region Europe	Region AAMEO	Region China	Region Japan & Korea	Region Latin America

The diabetes and obesity care segment
New-generation insulin	1,692	964	964	728	335	95	1	217	80
% change in local currencies	163%	368%	367%	67%	100%	56%	-	44%	38%
Tresiba®	1,491	964	964	527	224	55	1	172	75
% change in local currencies	166%	368%	367%	49%	90%	49%	-	17%	40%
Modern insulin	12,092	6,560	6,374	5,532	2,147	1,332	1,500	368	185
% change in local currencies	2%	(1%)	(1%)	6%	2%	4%	18%	(12%)	13%
NovoRapid®	5,314	3,137	3,039	2,177	1,032	512	335	223	75
% change in local currencies	13%	16%	16%	9%	7%	7%	29%	(2%)	23%
Levemir®	4,012	2,856	2,781	1,156	646	216	178	33	83
% change in local currencies	(10%)	(15%)	(15%)	1%	(1%)	(7%)	31%	(20%)	8%
NovoMix®	2,766	567	554	2,199	469	604	987	112	27
% change in local currencies	3%	(5%)	(5%)	5%	(4%)	6%	13%	(25%)	4%
Human insulin	2,602	424	379	2,178	436	579	935	58	170
% change in local currencies	(4%)	(5%)	(4%)	(4%)	(13%)	1%	1%	(18%)	(14%)
Total insulin	16,386	7,948	7,716	8,438	2,918	2,006	2,436	643	435
% change in local currencies	8%	9%	9%	6%	5%	5%	11%	1%	5%
Victoza®	5,750	4,366	4,236	1,384	816	234	77	134	123
% change in local currencies	22%	28%	29%	6%	0%	27%	17%	2%	17%
Other diabetes care	1,086	237	197	849	152	109	484	89	15
% change in local currencies	(4%)	(2%)	(2%)	(4%)	(2%)	(7%)	(4%)	(12%)	8%
Total diabetes care	23,222	12,551	12,149	10,671	3,886	2,349	2,997	866	573
% change in local currencies	10%	15%	15%	5%	4%	6%	8%	(1%)	7%
Obesity (Saxenda®)	539	409	375	130	16	44	-	-	70
% change in local currencies	110%	70%	62%	-	-	-	-	-	-
Diabetes and obesity care total	23,761	12,960	12,524	10,801	3,902	2,393	2,997	866	643
% change in local currencies	11%	16%	16%	6%	4%	8%	8%	(1%)	18%

The biopharmaceuticals segment
Haemophilia	2,576	1,221	1,175	1,355	749	304	56	159	87
% change in local currencies	(11%)	(5%)	(6%)	(15%)	19%	(42%)	(5%)	(1%)	(62%)
NovoSeven®	2,311	1,135	1,094	1,176	621	297	56	117	85
% change in local currencies	(13%)	(6%)	(6%)	(19%)	17%	(42%)	(5%)	(5%)	(62%)
NovoEight®	229	63	63	166	121	4	-	39	2
% change in local currencies	22%	9%	9%	27%	30%	100%	-	9%	-
Human growth disorders	1,646	569	568	1,077	392	205	4	411	65
% change in local currencies	(33%)	(61%)	(61%)	8%	(2%)	6%	0%	19%	23%
Other biopharmaceuticals	469	190	135	279	183	62	3	31	-
% change in local currencies	(51%)	(74%)	(80%)	15%	18%	2%	-	32%	(100%)
Biopharmaceuticals total	4,691	1,980	1,878	2,711	1,324	571	63	601	152
% change in local currencies	(25%)	(43%)	(44%)	(4%)	12%	(26%)	(2%)	14%	(46%)
Total sales	28,452	14,940	14,402	13,512	5,226	2,964	3,060	1,467	795
% change in local currencies	3%	2%	2%	4%	6%	(1%)	8%	5%	(5%)
% change as reported	5%	5%	5%	4%	4%	(2%)	6%	10%	2%
Share of growth	100%	34%	30%	66%	37%	(4%)	30%	8%	(5%)

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 29 of 31

APPENDIX 7: KEY CURRENCY ASSUMPTIONS

DKK per 100	2015 average exchange rates	2016 average exchange rates	YTD 2017 average exchange rates as of 28 April 2017	Current exchange rates as of 28 April 2017

USD	673	673	697	680

CNY	107.0	101.3	101.2	98.6

JPY	5.56	6.21	6.17	6.10

GBP	1,028	911	867	880

CAD	527	508	525	499

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 30 of 31

APPENDIX 8: QUARTERLY NUMBERS IN USD (ADDITIONAL INFORMATION)

Key figures are translated into USD as additional information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items. The specified percent changes in DKK are based on the changes in the 'Quarterly numbers in DKK', see appendix 1. The specified percentage changes in USD is calculated as a development in USD numbers in this appendix.

(Amounts in USD million, except full-time equivalent employees, earnings per share and number of shares outstanding).

						% change	% change
	2017	2016				Q1 2017 vs	Q1 2017 vs
	Q1	Q4	Q3	Q2	Q1	Q1 2016 in USD	Q1 2016 in DKK
Net sales	4,073	4,290	4,130	4,165	4,017	1%	5%
Gross profit	3,465	3,575	3,532	3,551	3,392	2%	5%
Gross margin	85.1%	83.4%	85.5%	85.3%	84.4%
Sales and distribution costs	972	1,150	1,028	1,042	995	(2%)	1%
Percentage of sales	23.9%	26.7%	24.9%	25.0%	24.8%
Research and development costs	471	651	519	505	488	(3%)	0%
Percentage of sales	11.6%	15.1%	12.6%	12.1%	12.1%
Administrative costs	131	169	152	133	134	(2%)	1%
Percentage of sales	3.2%	3.9%	3.7%	3.2%	3.3%
Other operating income, net	40	13	30	24	42	(5%)	(2%)
Operating profit	1,931	1,618	1,863	1,895	1,817	6%	10%
Operating margin	47.4%	37.9%	45.1%	45.5%	45.2%
Financial income	37	(3)	(1)	15	3	N/A	N/A
Financial expenses	106	36	17	-	55	93%	96%
Financial items (net)	(69)	(39)	(18)	15	(52)	33%	37%
Profit before income taxes	1,862	1,579	1,845	1,910	1,765	5%	9%
Income taxes	408	323	375	399	369	11%	14%
Net profit	1,454	1,256	1,470	1,511	1,396	4%	7%
Depreciation, amortisation and impairment losses	101	163	110	109	92	10%	13%
Capital expenditure (net)	230	366	268	254	161	43%	47%
Net cash generated from operating activities	1,732	1,611	2,277	2,184	1,104	57%	62%
Free cash flow	1,489	1,207	1,874	1,920	939	59%	64%
Total assets	13,532	13,826	13,082	13,173	12,585	8%	14%
Total equity	5,789	6,417	6,190	6,355	5,697	2%	8%
Equity ratio	42.8%	46.4%	47.3%	48.2%	45.3%
Full-time equivalent employees end of period	41,636	41,971	42,605	42,265	41,571	0%	0%
Basic earnings per share/ADR (in USD)	0.58	0.50	0.59	0.59	0.55	5%	9%
Diluted earnings per share/ADR (in USD)	0.58	0.50	0.58	0.59	0.55	5%	9%
Average number of shares outstanding (million)	2,495.8	2,512.6	2,526.5	2,536.3	2,544.3	(2%)	(2%)
Average number of diluted shares outstanding (million)	2,500.0	2,517.1	2,530.9	2,540.8	2,550.1	(2%)	(2%)
Sales by business segment:
New-generation insulin	242	250	171	149	92	163%	170%
Modern insulin	1,731	1,772	1,765	1,790	1,730	0%	3%
Human insulin	373	426	414	405	402	(7%)	(5%)
Total insulin	2,346	2,448	2,350	2,344	2,224	5%	9%
Victoza®	823	783	766	750	678	21%	25%
Other diabetes care	155	148	165	154	167	(7%)	(4%)
Total diabetes care	3,324	3,379	3,281	3,248	3,069	8%	12%
Obesity (Saxenda®)	77	79	62	57	36	114%	122%
Diabetes and obesity care total	3,401	3,458	3,343	3,305	3,105	10%	13%
Haemophilia	369	409	343	384	419	(12%)	(9%)
Human growth disorders	236	319	301	328	355	(34%)	(32%)
Other biopharmaceuticals	67	104	143	148	138	(51%)	(50%)
Biopharmaceuticals total	672	832	787	860	912	(26%)	(24%)
Sales by geographic segment:
North America Operations	2,139	2,304	2,207	2,192	2,096	2%	5%
- USA	2,062	2,226	2,127	2,114	2,027	2%	5%
International Operations	1,934	1,986	1,923	1,973	1,921	1%	4%
- Region Europe	748	765	763	803	741	1%	4%
- Region AAMEO	424	424	420	431	444	(5%)	(2%)
- Region China	438	367	380	382	424	3%	6%
- Region Japan & Korea	210	246	238	244	197	7%	10%
- Region Latin America	114	184	122	113	115	(1%)	2%
Segment operating profit:
Diabetes and obesity care	1,522	1,240	1,480	1,399	1,243	22%	26%
Biopharmaceuticals	409	378	383	496	574	(29%)	(26%)

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Company announcement No 33 / 2017

Financial report for the period 1 January 2017 to 31 March 2017	Page 31 of 31

APPENDIX 9: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)

In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group´s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures.

The non-IFRS financial measures presented in the Company Announcement are:

•	Sales growth in local currencies
•	Operating profit growth in local currencies
•	Free cash flow

Sales- and Operating profit growth in local currencies

When referred to ‘growth in local currencies’ it means that the effect of changes in exchange rates is excluded. It is defined as sales/operating profit for the period measured at prior period average exchange rates compared with realised sales/operating profit for the prior period. Management believes that growth in local currencies is relevant information for investors in order to understand the underlying development in sales and operating profit by adjusting for the impact of currency fluctuations.

Sales in local currencies

DKK million	Q1 2017	Q1 2016

Net sales	28,452	27,212
Effect of exchange rate	(450)	196
Sales in local currencies	28,002	27,408

Operating profit in local currencies

DKK million	Q1 2017	Q1 2016

Operating profit	13,490	12,309
Effect of exchange rate	(458)	96
Operating profit in local currencies	13,032	12,405

Free cash flow

Novo Nordisk defines free cash flow as ’net cash generated from operating activities’ less ‘net cash used in investing activities’ excluding net change of marketable securities. A positive free cash flow shows that the Group is able to finance its activities and that external financing is thus not necessary for the Group’s operating activities. Therefore, management believes that this non-IFRS liquidity measure provides useful information to investors in addition to the most directly comparable IFRS financial measure ‘Net cash generated from operating activities’.

Free cash flow

DKK million	Q1 2017	Q1 2016
Net cash generated from operating activites	12,098	7,475
Net cash used in investing activites	(692)	(1,606)
Net purchase of marketable securities	(1,006)	490
Free cash flow	10,400	6,359

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Company announcement No 33 / 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 3, 2017	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer